                                                                    EXHIBIT 12.1

                        MERCANTILE BANCORPORATION INC.
                      Ratio of Earnings to Fixed Charges
                            (dollars in thousands)

                                                            Years Ended December 31,
                                                ------------------------------------------------
                                                  1996      1995      1994      1993      1992
                                                --------  --------  --------  --------  --------
Earnings:
Earnings before income taxes.............       $290,036  $356,785  $305,239  $261,143  $205,425
Junior subordinated debt expense.........          9,750     9,750     9,750     9,750     9,750
Interest on deposits.....................        514,764   495,863   374,031   393,842   495,307
Interest on indebtedness.................        108,228   124,671    76,919    50,731    54,335
Rental expense...........................          8,979     8,752     8,435     8,751     8,603
One-third of rental expense..............          2,993     2,917     2,812     2,917     2,868

Ratio of Earnings to Fixed Charges (1):
Excluding Interest on Deposits...........         3.40 x    3.60 x    4.41 x    5.12 x    4.07 x
Including Interest on Deposits...........         1.46 x    1.56 x    1.66 x    1.57 x    1.37 x


-------------------
(1) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus interest and one-third of rental expense. Fixed charges, excluding interest on deposits, consists of interest on indebtedness and one-third of rental expense (which is deemed representative of the interest factor). Fixed charges, including interest on deposits, consists of both the foregoing items plus interest on deposits.